                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of April 2003 (April 30, 2003)

Commission File Number: 0-15850

                                 ANSELL LIMITED
                 (Translation of registrant's name into English)

        Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X   Form 40-F ___
                                       ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): X
                                             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___ No  X
                                             ---

     This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

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     This Form 6-K contains forward-looking statements within the meaning of the
Securities Exchange Act of 1934 as amended, and information that is based on management's beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words "anticipate," "approach," "begin," believe," "continue," "expect," "forecast," "going forward," "improved," "likely," "look forward," "opportunity," "outlook," "plans," "potential," "proposal," "should" and "would" and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company's control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company's business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

NEWS RELEASE

[LOGO OF ANSELL]

Ansell Limited
A.C.N. 004 085 330

Level 3, 678 Victoria Street, Richmond,
3121, Australia

GPO Box 772H, Melbourne,
Victoria 3001, Australia

Telephone (+61 3) 9270 7270
Facsimile (+61 3) 9270 7300

www.ansell.com

30 April 2003

                      Ansell Healthcare - Operating Update

The Chairman of Ansell Limited, Dr. Ed Tweddell announced on 16 April 2003 that the Company would undertake an on-market buy-back of up to 10 million shares over the coming year.

Prior to commencing the buy-back, the CEO, Mr. Harry Boon, said: "Ansell Healthcare, the Company's core operating business, has recorded a strong third quarter performance, with segment EBITA, in US dollars, up more than 10% from the same quarter last year".

Some highlights:

..    Strong results in the Occupational Division, which accounts for more than half of Ansell's total sales, with continued growth in both sales and operating margins. The Company's focus on new generation ergonomic gloves and lower cost production has led to a consistent improvement in the Occupational Division's performance.

..    As previously advised, supply to the US surgical glove market, which accounts for less than 10% of Ansell's total revenue, was disrupted in the first half. Supply increased from early January, and back orders, which stood at over US$7million, have been reduced by almost 60%; the remainder should be cleared during the fourth quarter.

..    Improved surgical gloves supply in the US market has resulted in higher
     Professional Division third quarter sales than in each of the two previous quarters. EBITA also improved from the previous quarter, despite increased latex raw material prices. There has been no unusual pricing pressure in the surgical glove segment, and an ongoing program has been implemented to recover the loss of US surgical glove customers.

..    Based on a strong third quarter, April's sales trend, and anticipated further improvements in plant operations, Ansell expects the core Healthcare business segment to record double-digit US dollar EBITA growth in the second half when compared with both the corresponding prior period and the recent first half.

Mr. Boon commented: "Although trading results over the remaining months will determine the final outcome, the core Healthcare segment continues to track towards the previously published target of double-digit US dollar EBITA growth for the full year".

Ansell Ltd is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 12,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

For further information:

Media                                 Investors & Analysts
-----                                 --------------------
Peter Brookes                         Rustom Jilla                   David Graham
Cannings                              Chief Financial Officer        General Manager-Finance & Treasury
Tel: (+61) 0407 911 389               Tel: USA (+1) 732 345 5359     Tel:(+61) 3 9270 7215
Email: pbrookes@cannings.net.au       Email: rjilla@ansell.com       Email: dgraham@ap.ansell.com
       ------------------------              -----------------              ---------------------

                  Attention ASX Company Announcements Platform.
                           Lodgement of Open Briefing.

[LOGO]                                                             [LOGO]

Ansell Limited                                              corporatefile.com.au
Level 3
678 Victoria Street
Richmond VIC 3121

Date of Lodgement: 30-Apr-2003

          Title: Open Briefing. Ansell. CEO's Business Update

          corporatefile.com.au

          Ansell Limited recently announced an on-market buy-back of 10 million shares following a capital management review by the board. What were the parameters and outcome of the review?

          CEO Harry Boon

          The process was thorough. It involved forecasting our cash flows through to June 2005, as well as reviewing our projected balance sheet, including levels of net interest-bearing debt, over this period. We also took into account the board's guideline of maintaining key credit ratios consistent with an "investment grade" financial profile.

          Our analysis showed we'd generate funds surplus to the requirements of the business. And out of this, we've chosen to adopt a "balanced capital management strategy", which allows us to return some surplus cash to shareholders through the share buy-back after retaining adequate funds for internal growth, capital expenditure, working capital needs, and capacity for bolt-on acquisitions. The board has also indicated it would review our dividend policy after the full-year results were available.

          corporatefile.com.au

          In February, you indicated the core Healthcare segment was on track to achieve the targeted double-digit earnings growth for the current year, that is segment EBITA close to US$93 million. Segment EBITA for the first half ended

1

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          December 2002 was US$43 million, up only 4 percent on the prior year.
          What has been the performance of the business so far in the second half?

          CEO Harry Boon

          Although we don't report quarterly, I can confirm that third-quarter EBITA was up more than 10 percent from the same quarter last year. And so far, it's looking like we'll have double-digit growth in EBITA in the second half. That is, double-digit EBITA growth compared with the second half last year and double-digit EBITA growth compared with the recent first half.

          Based on a strong third quarter, April's sales trend, and anticipated further improvements in plant operations, the core Healthcare segment continues to track towards the previously published target of double-digit US dollar EBITA growth for the full year. Of course, trading results over the remaining months will determine the final outcome.

          corporatefile.com.au

          To what extent has Ansell's cost base been impacted by the recent sharp rises in the price of latex, your key raw material, and petroleum based products?

          CEO Harry Boon

          Along with all our competitors, we've felt the impact of higher latex and oil prices, although we've partly offset this through forward purchasing and hedging arrangements, as well as contractual price increases with some of our leading customers.

          While latex prices have risen steadily this financial year, historically, prices spike upwards during the December to March period, when latex production falls due to the seasonal effect known as wintering. We don't expect the most recent seasonal increases to continue, although prices should remain firm. More than half our products contain no natural latex, while key products like surgeons' gloves and condoms contain a lot of packaging value added and relatively low amounts of latex. Only exam gloves are heavily impacted by latex costs, and this affects all producers.

          General fuel oil prices have increased this year, but this is not a major cost in the overall structure. Additionally, our synthetic nitrile gloves are made from oil-based derivatives, and we have fixed price contractual purchasing arrangements in place.

          corporatefile.com.au

          In the first half, your Professional Healthcare business saw sales and EBITA fall versus the prior year, partly due to the slow ramp-up of the Shah Alam factory in Malaysia and the impact of the two-month long US Food and Drug Administration (FDA) detention order on surgeons' gloves from Shah Alam. To what extent has your US surgeons' glove business been able to recover since the lifting of the order in January?

2

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          CEO Harry Boon

          Third-quarter US surgical glove sales were well above the first half's monthly average, and, including new orders and back order fulfillment, haven't been materially different from the first quarter, that is before the FDA detention.

          When the detention was lifted on January 6, we'd accumulated more than US$7 million in worldwide back orders for surgeons' gloves, of which 60 percent was fulfilled during the third quarter. This involved running our plants "24-7", and significant air-freighting to reduce transport times. We expect to eliminate the remaining back orders during the current quarter, after which normal ordering patterns will become re-established. We've already launched an ongoing program aimed at restoring relationships with many of the hospitals and distributors who left us, and the good news is that only about 5 percent of the original back orders have been cancelled, indicating firm customer support for our products.

          However, order intake usually declines as supplies flow into the market following a period of significant back orders. There's also a time lag before hospital evaluations can be resumed and new business won. We've certainly had some short-term loss of US surgical glove customers, but only when remaining back orders are cleared, and normal ordering patterns are re-established, will we be able to assess the full impact.

          To put this all in perspective, surgeons' gloves account for just over 20 percent of Ansell's total revenue, and the US surgical glove business is less than half of that. We also have significant sales into the European and Asia/Pacific markets, and we've had uninterrupted production and shipments from our surgeons' gloves plants in Colombo and Melaka, even while Shah Alam was experiencing problems that are now resolved.

          corporatefile.com.au

          What has been the trend in margins in the Professional business? Have you had to cut prices to win back any of your US surgeons' glove customers?

          CEO Harry Boon

          I'm pleased to confirm that we've experienced no unusual pricing pressure on surgeons' gloves as a result of the supply situation. With the additional air-freight costs to re-supply the US market, EBITA margins in the Professional business have been slightly lower than the first half's 12.8 percent. Air-freight should return closer to normal levels during the fourth quarter. Improved sales volumes should result in second-half Professional EBITA being higher than the first half.

          corporatefile.com.au

          One of Ansell's major competitors, SSL International plans to refocus on its core businesses, which include condoms. Ansell's Consumer Healthcare business performed strongly in the first half. How is the business positioned against a potentially stronger competitor?

          CEO Harry Boon

          SSL has several other consumer products besides condoms that require time and effort. We don't believe SSL has been holding back in its condom business in recent times, so there's no reason to anticipate a significant change in the competitive environment if SSL proceeds with its announced plan to focus solely on its consumer business.

          corporatefile.com.au

          Ansell's Occupational Division grew strongly in the first half. To what extent is the business being affected by the US economic slowdown?

          CEO Harry Boon

          The Occupational Division represents more than half of Ansell's total revenue, and the Division's performance is a key component of Ansell's improved results this year.

          Occupational's sales increased again in the third quarter and, even more importantly, we continued to improve our margins. The focus on new generation ergonomic gloves and lower cost production has led to a consistent improvement in the division's performance.

          We believe Occupational's strategy to diversify its distribution and customer base serves to reduce our exposure to economic cycles. For example, demand from industries such as meat and food processing should help offset any future economic impact on the automotive and general manufacturing sectors.

          corporatefile.com.au

          In February, you indicated that Ansell is proceeding with the Occupational Value Proposition (OVP), and hoped to sign its second major customer, after Ford USA, during the second half. Are you still on track to sign another major contract in the current half?

          CEO Harry Boon

          We've continued aggressively testing the OVP concept, and have had a strong and positive response from potential customers to the idea of working in partnership to reduce the total cost of hand protection and injuries, and share in the benefits.

          A leading US non-automotive manufacturer is the most advanced in negotiations with us, and we expect to sign a formal agreement on a pilot OVP program covering six of its plants during the current quarter. Assuming the program proves successful over the pilot period, we'll progressively roll out OVP to its remaining facilities over the following 12 to l8 months.

          corporatefile.com.au

          When you announced Operation Full Potential (OFP) more than a year ago, you indicated Ansell might need to take some asset write-offs to complete the transition of manufacturing from the US to Asia and Mexico and the consolidation of your marketing and sales operations into fewer locations in Europe and the US. Do you expect to incur any of these write-offs during the current year?

          CEO Harry Boon

          As we indicated last year, we've continued to monitor the condition of our assets and make appropriate decisions. Among these assets is our investment in Ambri, which is on our books at the original cost of AUD$9.3 million. However, Ambri's share price has been trading at much lower levels in recent months, and this will be reviewed at year-end.

          As we've also said, we're now focused on the consolidation of our offices in the US, and this will be ongoing for the next 18 months. During the current year, we've booked against our profit over US$1 million in one-off charges relating to the first stage of consolidating one of our US marketing locations to New Jersey from Ohio.

          corporatefile.com.au

          Ansell's first-half tax rate was unusually high following a decision to accelerate the recovery of deferred US tax assets. In February, you indicated that the second-half tax rate would return to a more "normal" rate of around 20 percent. Has the tax rate been in line with expectations so far in the second half?

          CFO Rustom Jilla

          Ansell's effective tax rate is affected by the geographic spread of our profits each year. So far this half, we're experiencing relatively greater profit flows from our European businesses, which are generally subject to higher tax rates. As most of our available tax losses are in the US and Australia, the effective book tax rate for the second half is more likely to come in around 22 percent.

          corporatefile.com.au

          Less than 6 percent of Ansell's revenue is earned in Australian dollars, yet this is your reporting currency. Given any future buy-backs or dividend payments will have to be made in Australian dollars, is it your intention to adopt any hedging to protect your earnings in Australian dollar terms?

          CFO Rustom Jilla

          We fully recognise future share buy-backs or dividend payments would need to be funded in Australian dollars, and take a range of US-Australian dollar exchange rates into consideration when projecting future cash flows. With so little of Ansell's trading revenue booked in Australian dollars, there's little scope or need for hedging. And as a matter of policy, we don't believe there's any sense in hedging for the translation of accounts to Australian dollars, which is purely a book entry exercise.

5

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         corporatefile.com.au

         Thank you Harry and Rustom.

         -----------------------------------------------------------------------
         For previous Open Briefings with Ansell, visit www.corporatefile.com.au

         For more information about Ansell, visit www.ansell.com

6

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ANSELL LIMITED
                                            (Registrant)


                                     By:    /s/ DAVID M. GRAHAM
                                            -----------------------------

                                     Name:  DAVID M. GRAHAM
                                            -----------------------------

                                     Title: GROUP TREASURER
                                            -----------------------------

Date: April 30, 2003